KONA GOLD BEVERAGE, INC.

746 North Drive, Suite A

Melbourne, Florida 32934

September 29, 2021

VIA EDGAR TRANSMISSION

Evan Ewing

Attorney Advisor

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Kona Gold Beverage, Inc.
Registration Statement on Form S-1
File No. 333-259718

Ladies and Gentlemen:

Kona Gold Beverage, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the Company’s Registration Statement on Form S-1 (File No. 333-259718) (the “Registration Statement”) be declared effective under the Securities Act at 12:00 noon, Eastern Time, on Friday, October 1, 2021, or as soon thereafter as practicable. We are aware of our filing obligations under the Securities Act and intend fully to comply therewith. We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in its filings.

Please contact the undersigned or Randolf W. Katz at 949-697-3103 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

KONA GOLD BEVERAGE, INC.

By:	/s/ Robert Clark
Robert Clark
President and Chief Executive Officer